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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.: 2

Name of Issuer: Global Pharmaceutical Corporation (now doing business as Impax Laboratories, Inc.)

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  45256 B 101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     Mr. Peter J. Cobos c/o Kingdon Capital Management, LLC
 152 West 57th Street, New York, New York 10019, (212) 333-0100

     (Date of Event which Requires Filing of this Statement)

                        December 15, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 45256 B 101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management, LLC

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,882,353

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         1,882,353

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,882,353

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         7.6%

14. Type of Reporting Person

         OO














































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The purpose of this Amendment No. 2 to the previously filed
Schedule 13D is to report that the ownership of Kingdon Capital Management, LLC (the "Reporting Person") in the Common Stock, $.01 par value (the "Common Stock"), of Impax Pharmaceutical, Inc. ("Impax") formerly Global Pharmaceutical Corporation has decreased from 28.5% to 7.6% in connection with the merger of Impax Pharmaceuticals into Global Pharmaceutical Corporation (which subsequently changed its name to Impax Laboratories, Inc. ("Impax")) pursuant to the Plan of Merger attached hereto as Exhibit A.

Item 1.  Security and Issuer.

         On December 15, 1999, KCM acquired 1,882,345 shares of
         Common Stock of Impax pursuant to the Plan of Merger attached as Exhibit A.

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, KCM is deemed to beneficially own 1,882,353 shares of Common Stock. All 1,882,353 shares of Common Stock are held by entities and managed accounts over which KCM has investment discretion. The 1,882,353 shares of Common Stock were purchased at an aggregate cost of $4,000,000. The funds for the purchase of the Common Stock held in the entities and managed accounts over which KCM has investment discretion have come from each entity's or account's own funds. No leverage was used to purchase any shares.

Item 4.  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, KCM is deemed to be the beneficial owner of 1,882,353 shares of Common Stock. Based on information received from Impax as of December 27, 1999, there were 24,608,167 shares of Common Stock outstanding. KCM is therefore deemed to beneficially own 7.6% of the outstanding shares of Common Stock. KCM has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that it is currently deemed to beneficially own.



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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         No change.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A   Agreement and Plan of Merger, dated as of
                     July 26, 1999, by and between Global
                     Pharmaceutical Corporation and Impax
                     Pharmaceuticals, Inc. (incorporated by
                     reference to Annex A to the Joint Proxy
                     Statement/Prospectus of Global
                     Pharmaceutical Corporation, filed on
                     November 9, 1999).


    Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


Date

December 30, 1999

Kingdon Capital Management, LLC


By: /s/ Peter J. Cobos
    __________________________
    Peter J. Cobos,
    Chief Financial Officer

















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